Gray Television, Inc.

4370 Peachtree Road NE Atlanta, GA 30319

Phone: 404-504-9828 Fax: 404-261-9607

September 15, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gray Television, Inc.

Form 10-K for fiscal year ended December 31, 2010

Filed March 11, 2011

File No. 001-13796

Dear Mr. Spirgel:

Reference is made to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) in your letter dated September 1, 2011 (the “Comment Letter”) with respect to the Annual Report on Form 10-K of Gray Television, Inc. (“Gray” or the “Company”) for the fiscal year ended December 31, 2010.

We are writing to respond to the comment contained in the Comment Letter. To facilitate your review of our reply, we have incorporated the Staff’s original comment immediately above our reply.

Comment #1:

Form 10-K for fiscal year ended December 31, 2010

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

1. We note your response to comment two in our letter dated August 2, 2011; specifically, your belief that disclosure of the individual performance objectives taken into account when determining the annual incentive compensation awards for your named executive officers would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b)

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of Regulation S-K. Please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executives to achieve the undisclosed performance objectives or goals. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive to achieve the individual performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Reply to Comment #1:

As you note in your comment, Question 118.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Regulation S-K (“Question 118.04”) provides guidance on how a company determines whether it may omit disclosure of performance target levels or other factors or criteria under Instruction 4 to Item 402(b) (collectively, “Exemption 4”).

To qualify for confidential treatment under the case law cited in Question 118.04, information “must be (a) commercial or financial, (b) obtained from a person outside of the government, and (c) privileged or confidential.” Professional Review Organization v. United States Department of Health, 607 F. Supp. 423, 425 (D.D.C. 1985).

The individual performance goals set for the Company’s named executive officers include details regarding, and relate to among others, the Company’s capital structure forecasts, expectations and strategies regarding specific business components and properties, market positioning strategies, expense management strategies, legal and regulatory relationships and strategies, and relationships and strategies regarding the Company’s competitors, vendors and customers. As such, the Company applies the following analyses:

A. Commercial or Financial Information. The individual performance goals relate directly to the Company’s commercial and financial success. The Company believes these individual performance goals are within the type of information that courts have found to fall within the definition of “commercial or financial information.” See, e.g., Critical Mass Energy Project v. Nuclear Regulatory Commission, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987) (“Thus, information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”). Accordingly, the Company believes the individual performance goals represent commercial or financial information for purposes of Exemption 4.

B. Obtained from a Person Outside of the Government. The Company is a private business, not a governmental entity. Thus, the individual performance goals have been obtained from a person outside of the government.

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C. Privileged or Confidential. As cited in Question 118.04, Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) (hereinafter “Morton”) established a long-standing two-part confidentiality test where the court held that under Exemption 4, “information is privileged or confidential if (i) it is not usually released to the public, and (ii) is of the type that, if released to the public, would cause substantial competitive harm to the person from whom it was obtained.” Both prongs of the Morton test must be satisfied in order for the individual performance goals to be considered “privileged or confidential” for purposes of Exemption 4. The court in Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 529 (D.C. Cir. 1979) stated that: “In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need to be shown.” The Company believes, as explained below, that the individual performance goals meets the test of confidentiality set forth in Morton and subsequent case law.

1. No Release to Public.

The Company satisfies this first test because the individual performance goals have not been disclosed by the Company. The individual performance goals are not the type of information that the Company has, in prior years, or would, release to the public. Furthermore, the Company believes that individual performance goals of like tenor used by others in the Company’s industry do not comprise information normally disclosed by such companies.

2. Actual Competition and Likelihood of Substantial Competitive Harm.

The Company’s business is highly competitive on a national, regional and local basis. The internal, confidential forecasts, plans, expectations and strategies that form the basis for the individual performance goals are the product of sensitive and critical analyses of the Company’s short and long-term goals and expectations for its business and industry as a whole. As a result, the Company believes that disclosing the performance goals would reveal material non-public information with respect to the Company’s operations, strategies and forecasts and would give the Company’s competitors significantly more insight into the Company’s operations, strategies and forecasts than the required disclosure of financial results, and such disclosure would allow competitors to exploit that information.

The Company believes that such information is confidential and competitively sensitive at the time the objectives are established and remains confidential and competitively sensitive subsequent to the periods to which a specific performance goal may apply. Thus, even disclosing specific targets for a completed year would compromise the Company’s competitive position by providing competitors, customers and suppliers with insight into its goals, operations, forecasts and strategies for the current year and short- to mid-term future.

The individual performance goals deal with sensitive subjects such as legal, financial, business components, internal communications, marketing and geographic focus. Disclosure would allow competitors to compete more effectively against the Company. For example, competitors may use information about the Company’s expectations and strategies regarding specific business lines and properties to determine what aspects of the Company’s business, in the Company’s own eyes, are most vulnerable to competition or in need of improvement.

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Other information regarding (or revealing, by inference) perceived strengths and weaknesses would also allow customers and suppliers to improve their bargaining position with the Company.

Furthermore, disclosure would result in existing and potential competitors gaining a better understanding of the Company’s intended growth, acquisition, divestiture and financing trends, and therefore more effectively solicit, invest in and position resources to compete against the Company. For instance, competitors could more effectively compete against the Company for financing, acquisition or other market share maneuvers by more easily identifying the opportunities that the Company might find attractive and obtaining a better understanding of the priority of such strategies within the Company’s business plan.

Finally, given the analysis above, the Company believes that preserving confidentiality of the individual performance goals is in the best interests of the Company’s stockholders, as disclosure of this information could harm the Company’s business while benefiting its competitors. As such, the Company believes that its stockholders and potential stockholders do not need to be informed of the individual performance goals and will not be prejudiced by non-disclosure of the individual performance goals.

Conclusion. The Company believes it fulfills the requirements of Exemption 4 by establishing that the commercial or financial information contained in the individual performance goals is not released to the public and that the Company, and consequently its stockholders, will likely incur substantial competitive harm as a result of the disclosure of the individual performance goals.

For the reasons described above, the Company does not believe that it is required to disclose the individual performance goals in question. In future filings and with respect to completed fiscal years, to the extent that the Company has not previously provided information on material individual performance goals, the Company will undertake to provide supplemental disclosure regarding such matters, provided the information is material and provided that disclosure would not similarly result in substantial competitive harm to the Company.

Per your request, in the Company’s future filings, to the extent that the Company has a sufficient basis to keep information regarding individual performance goals and/or target and threshold levels confidential, the Company will undertake to expand its discussion as to how difficult it would be for the named executive officer, or how likely it would be for the Company, to achieve the undisclosed performance goal. In future filings, in discussing how difficult it will be for an executive officer or how likely it will be for the Company to achieve goals, the Company will undertake to provide as much detail as necessary without providing information that would result in competitive harm.

At the specific request of the Staff, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

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•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any comments or questions related to this response, please contact the undersigned by telephone at 404-504-9828, fax at 404-261-9607 or email at jim.ryan@gray.tv

Sincerely,

Gray Television, Inc.

By:	/s/ James C. Ryan
James C. Ryan
Senior Vice President and Chief Financial Officer

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